SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

RIBAPHARM INC.

(Name of Subject Company)

RIBAPHARM INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $.01 per share

(Title of Class of Securities)

Common Stock:  762537108

(CUSIP Number of Class of Securities)

Daniel J. Paracka

Chairman of the Board

Ribapharm Inc.

3300 Hyland Avenue

Costa Mesa, California 92626

(714) 427-6236

With Copies to:

Esteban A. Ferrer, Esq.

Paul, Hastings, Janofsky & Walker LLP

1055 Washington Boulevard

Stamford, Connecticut 06901

(203) 961-7400

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person(s) Filing Statement)

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.    ☐

i

ITEM 1.	SUBJECT COMPANY INFORMATION

The name of the subject company is Ribapharm Inc., a Delaware corporation (the “Company” or “Ribapharm”). The address of Ribapharm’s principal executive offices is 3300 Hyland Avenue, Costa Mesa, California 92626. Ribapharm’s telephone number at that location is (714) 427-6236.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates is Ribapharm’s common stock, par value $.01 per share (the “Shares” or the “Common Stock”). As of June 20, 2003, there were 150,000,703 shares of Common Stock outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

This Statement is being filed by the subject company, Ribapharm Inc. Ribapharm’s name, address and business telephone number are set forth in Item 1 above. Ribapharm’s website address is www.ribapharm.com. The information on Ribapharm’s website should not be considered part of this Statement.

This Statement relates to the tender offer by Rx Acquisition Corporation, a Delaware corporation (“Purchaser”), and a wholly-owned subsidiary of ICN Pharmaceuticals, Inc., a Delaware corporation (“ICN”), to purchase all of the outstanding Shares which are not currently owned by ICN and its subsidiaries (the “Publicly Held Shares”), at a purchase price of $5.60 per Share (the “Offer Price”), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated June 10, 2003 (the “Offer to Purchase”), and in the related Letter of Transmittal (which together with the Offer to Purchase and any amendments or supplements thereto collectively constitute the “Offer”). Purchaser filed a Tender Offer Statement on Schedule TO (the “Schedule TO”) with the Securities and Exchange Commission (“SEC”) on June 10, 2003, and subsequently amended the Schedule TO with Amendment No. 1 to Schedule TO filed with the SEC on June 13, 2003 and Amendment No. 2 to Schedule TO filed with the SEC on June 16, 2003.

The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn (i) a majority of the outstanding Shares other than Shares owned by ICN, its subsidiaries, executive officers and directors, or the executive officers and directors of the Company (the “Minimum Condition”) and (ii) a sufficient number of Shares which, together with Shares owned by ICN, equal at least 90% of the outstanding Shares on a fully diluted basis, including all Shares which the Company may be required to issue pursuant to warrants, options and other obligations outstanding on the expiration date of the Offer (the “90% Condition”). Based on the Schedule TO, as of June 10, 2003, ICN owned in the aggregate 120,100,000 Shares, representing approximately 80.1% of the issued and outstanding Shares. Approximately 14,938,251 Shares must be tendered in order to satisfy the Minimum Condition, and according to the Offer, the Minimum Condition is non-waivable, while the 90% Condition and the other conditions in the Offer may be waived, in whole or in part, at any time and from time to time in the sole discretion of ICN or Purchaser.

If the Offer is completed and the 90% Condition is met, ICN currently intends to effect a short-form merger (the “Merger”) of Purchaser with Ribapharm as soon as possible after completion of the Offer, in which case all Shares that are not purchased in the Offer would be exchanged for an amount in cash per share equal to the Offer Price. In such event, stockholders of Ribapharm who have not tendered their Shares in the Offer would not be required to vote in the Merger.

ICN’s principal executive offices, as set forth on its Schedule TO, are located at 3300 Hyland Avenue, Costa Mesa, California 92626 and its business phone is (714) 545-0100.

With respect to all information described herein as contained in the Offer to Purchase and the Schedule TO, including information concerning ICN or its affiliates, officers or directors or actions or events with respect to any of them, Ribapharm takes no responsibility for the accuracy or completeness of such information or for any failure by ICN to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as described in this Statement (including in the Exhibits hereto) or incorporated herein by reference, to Ribapharm’s knowledge, as of the date hereof there are no material agreements, arrangements or understandings, and no actual or potential conflicts of interest between Ribapharm or its affiliates and (i) Ribapharm’s executive officers, directors or affiliates or (ii) ICN or any of its respective executive officers, directors or affiliates.

CERTAIN ARRANGEMENTS BETWEEN THE COMPANY AND

ITS EXECUTIVE OFFICERS, DIRECTORS AND AFFILIATES

Employment Agreements

In January 2003, Ribapharm entered into a two-year employment agreement with Kim D. Lamon, M.D., Ph.D., pursuant to which Dr. Lamon has been engaged as Ribapharm’s President and Chief Executive Officer. Ribapharm is obligated to pay Dr. Lamon an annual base salary of $425,000 or such greater amount as the Board of Directors of Ribapharm (the “Ribapharm Board” or the “Board”) may approve from time to time. Under the terms of the employment agreement, Dr. Lamon also received a signing bonus in the amount of $400,000. Dr. Lamon is obligated to repay the signing bonus if he terminates his employment with Ribapharm without good cause (as defined in the employment agreement) or if Ribapharm terminates his employment for cause (as defined in the employment agreement) prior to January 2005. Dr. Lamon is eligible for an annual performance bonus of between 80% and 160% of his base salary based on certain performance targets, except that the bonus for fiscal year 2003 has been guaranteed at $340,000. In accordance with the terms of his employment agreement, Dr. Lamon received a stock option to purchase 1,000,000 shares of Common Stock for an exercise price of $4.65 per share, which vests 25% on each of the first four anniversaries of his start date. Ribapharm is also obligated to reimburse Dr. Lamon for all costs incurred in maintaining his existing residence, through January 2004, plus a gross-up of such amounts to the extent they are not deductible by Dr. Lamon in connection with his personal income taxes.

If Dr. Lamon’s employment is terminated by Ribapharm without cause or by Dr. Lamon for good reason, or if Ribapharm does not renew the agreement after the end of its then current term, then Dr. Lamon will be entitled to receive a payment equal to two times the sum of the base salary plus the average of the annual cash bonus received over the prior two fiscal years (the “Lamon Bonus Amount”); provided, that Dr. Lamon shall only be entitled to such payments if he agrees not to compete with Ribapharm or engage in certain other prohibited activities for a period of one year following his termination. If Dr. Lamon’s employment is terminated as a result of his death or disability, then he or his beneficiaries shall receive a pro rated bonus for the year of termination, and his initial stock option shall immediately vest in full. If Dr. Lamon’s employment is terminated by Ribapharm without cause or by Dr. Lamon for good reason within 12 months following a change in control, he shall be entitled to (i) life insurance, disability, health benefits and, if Ribapharm adopts an excess retirement plan which covers him, a retirement benefit for the lesser of two years or until his 65th birthday, (ii) an amount equal to three times the sum of the base salary plus the Lamon Bonus Amount and (iii) immediate vesting of all of his outstanding stock options. Ribapharm is also obligated to reimburse Dr. Lamon for any excise tax imposed on compensation or benefits payable to him in connection with a change in control. For purposes of the foregoing, change in control is defined as: (i) the acquisition by any person of 30% or more of Ribapharm’s combined voting power; (ii) the failure of the incumbent Ribapharm Board to constitute two-thirds of the Ribapharm Board (unless the new directors were approved by two-thirds of the incumbent Ribapharm Board); and (iii) approval by the stockholders of an agreement to sell all or substantially all of the Company’s assets or a merger or consolidation where the existing stockholders do not own more than 70% of the outstanding voting securities; provided, that none of the events in (i), (ii) or (iii) shall constitute a change in control if ICN holds a majority of Ribapharm’s outstanding voting securities. In addition, change in control is defined as (iv) a liquidation or dissolution of ICN; (v) the failure of ICN’s incumbent board of directors to constitute two-thirds of the ICN board of directors (unless the new directors were approved by two-thirds of the incumbent board of directors); and (vi) approval by the stockholders of an agreement to sell all or substantially all of ICN’s assets or a merger or consolidation where the existing stockholders of ICN do not own more than 70% of the outstanding voting securities of the surviving corporation, provided, that none of the events in (iv), (v) or (vi) shall constitute a change in control if ICN does not hold a majority of the Ribapharm’s outstanding voting securities. The Company believes that neither the acquisition of Ribapharm Common Stock by ICN in accordance with the terms of the Offer nor the consummation of the Merger will constitute a change in control under the terms of Dr. Lamon’s employment agreement.

In January 2003, Ribapharm entered into two-year employment agreements with each of Messrs. Deutsch and Comer (each, an “Executive”) pursuant to which Messrs. Deutsch and Comer have been engaged as Ribapharm’s Vice President and General Counsel, and Vice President and Chief Financial Officer, respectively. Ribapharm is obligated to pay Messrs. Deutsch and Comer $225,000 and $185,000, respectively, or in each case, such greater amount as the Ribapharm Board may approve from time to time. Each Executive is eligible for an annual performance bonus of between 40% and 80% of his base salary. In accordance with the terms of the employment agreements, each Executive received a stock option to purchase 200,000 shares of Common Stock for an exercise price of $4.65 per share, which vests 25% on each of the first four anniversaries of his start date.

If an Executive’s employment is terminated by Ribapharm without cause (as defined in the employment agreements) or by the Executive for good reason, or if Ribapharm does not renew the agreement after the end of its then current term, then such Executive will be entitled to receive a payment equal to one-half the sum of the applicable base salary plus the average of the annual cash bonus received by such Executive over the prior two fiscal years (the “Executive Bonus Amount”); provided, that the Executive shall only be entitled to such payments if he agrees not to compete with Ribapharm and engage in certain other prohibited activities for a period of one year following his termination. If an Executive’s employment is terminated as a result of his death or disability, then he or his beneficiaries shall receive a pro rated bonus for the year of termination, and his initial stock option shall immediately vest in full. If an Executive’s employment is terminated by Ribapharm without cause or by Executive for good reason within 12 months following a change in control, he shall be entitled to (i) life insurance, disability, health benefits and, if Ribapharm adopts an excess retirement plan which covers him, a retirement benefit for the lesser of 6 months or until his 65th birthday, (ii) an amount equal to the sum of the applicable base salary plus the Executive Bonus Amount and (iii) immediate vesting of all of his outstanding stock options. For purposes of the foregoing, change in control is defined as: (i) the acquisition by any person of 30% or more of Ribapharm’s combined voting power; (ii) the failure of the incumbent Ribapharm Board to constitute two-thirds of the Ribapharm Board (unless the new directors were approved by two-thirds of the incumbent Ribapharm Board); (iii) approval by the stockholders of an agreement to sell all or substantially all of Ribapharm’s assets or a merger or consolidation where the existing stockholders do not own more than 70% of the outstanding voting securities; and (iv) liquidation or dissolution of ICN so long as ICN holds a majority of the Company’s outstanding voting securities; provided, that none of the events described in (i), (ii) or (iii) shall constitute a change in control if ICN holds a majority of Ribapharm’s outstanding voting securities. The Company believes that neither the acquisition of Ribapharm Common Stock by ICN in accordance with the terms of the Offer nor the consummation of the Merger will constitute a change in control under the terms of the employment agreements with Messrs. Deutsch and Comer.

The employment agreements of each of Dr. Lamon and Messrs. Deutsch and Comer also provide that if ICN acquires (i) additional shares of Common Stock of Ribapharm or other securities of Ribapharm which results in ICN holding 90% or more of the outstanding capital stock of ICN or (ii) all or substantially all of Ribapharm’s assets (each, an “Acquisition”), then Ribapharm shall exercise reasonable efforts so that the unexercised portion of the stock options, if any, outstanding as of the closing date of such transaction shall be converted into stock options (the “Converted Options”) to purchase such number of shares of common stock of ICN, par value $.01 per share, under ICN’s Amended and Restated 1998 Stock Option Plan (the “ICN Plan”) determined by multiplying the number of outstanding unexercised options by an exchange ratio defined in the agreements. The exercise price of the Converted Options shall be established by multiplying the applicable exercise price of the outstanding unexercised option being converted by a similar exchange ratio. The Converted Options will contain substantially similar terms as the stock options, if any, including vesting, as of the closing date.

The employment agreements of each of Dr. Lamon and Messrs. Deutsch and Comer are included as Exhibits (e)(10), (e)(11) and (e)(12) to this Statement.

Compensation of Directors

The Company has adopted the 2002 Amended and Restated Non-employee Director Retainer Fee Plan (the “Director Plan”). The Director Plan is intended to further the growth, development and financial success of the Company by strengthening its ability to attract and retain experienced and knowledgeable non-employee directors. Pursuant to the Director Plan, directors who are not also employees of the Company receive a quarterly fee of $7,500 payable at the end of each calendar quarter. Prior to February 2003, the Director Plan provided that such directors received one-half of their fees in cash and one-half in Common Stock, and were entitled to elect to receive such fees in varying portions of cash or Common Stock. If the fee is paid in Common Stock, the number of shares paid to the director is determined by dividing the amount of the fee by the fair market value of the Common Stock on the payment date. Shares were fully vested upon issuance. In February 2003, the Board amended the Director Plan to provide that all fees would be paid in cash. The Chairman of the Board and each Committee chairman also receive an additional $1,000 per quarter. Each non-employee director also receives $1,000 for each board and committee meeting attended, and reimbursement of reasonable expenses incurred to attend board and committee meetings.

The Option Plan (as defined below) provides for each new non-employee director to receive options (the “Initial Options”) to purchase 15,000 shares of Common Stock upon his initial election to the Board, and for each non-employee director to receive options (the “Annual Options”) to purchase 15,000 shares after each annual stockholder meeting at which the director is re-elected by the stockholders. Options are granted at the fair market value of the Common Stock on the date of grant. Options have ten year terms, and vest in four equal parts beginning one year following the date of grant and on each subsequent anniversary of the date of grant, but may not be exercised before the First Exercise Date.

Messrs. Paracka, Costa, Pieczynski and Boron received Initial Options on January 23, 2003, at an exercise price of $6.45 per share. Dr. Dimitriadis received Initial Options to purchase 15,000 shares of Common Stock on February 21, 2003 at an exercise price of $4.65 per share. In addition, each non-employee director received Annual Options on May 27, 2003 at an exercise price of $4.95 per share.

Indemnification of Executive Officers and Directors

The Amended and Restated Certificate of Incorporation of Ribapharm (the “Charter”) contains customary indemnification rights for its officers and directors and provides that, to the fullest extent permitted under the Delaware General Corporation Law (“DGCL”), no director of Ribapharm will be personally liable to Ribapharm or its stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to Ribapharm or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. The Amended and Restated Bylaws of Ribapharm (the “Bylaws”) provide that Ribapharm will, to the fullest extent permitted under the DGCL, indemnify its officers and directors against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding in which such person was or is a party or is threatened to be made a party by reason of the fact that such person is or was a director or officer of Ribapharm. The Charter and Bylaws are included as Exhibits (e)(8) and (e)(9) to this Statement and are incorporated by reference herein. Ribapharm also maintains an insurance policy covering its officers and directors to cover any claims made against them for wrongful acts that they may otherwise be required to pay or for which Ribapharm is required to indemnify them, subject to certain exclusions.

Ribapharm has also entered into indemnification agreements with its officers and directors. The indemnification agreements provide that Ribapharm will advance expenses (including attorneys’ fees) in addition to the rights listed above. The form of the indemnification agreement is included as Exhibit (e)(13) to this Statement.

Stock Option Plan

Under Ribapharm’s 2002 Stock Option and Award Plan, as amended (the “Option Plan”), options vest immediately upon a change in control (as such term is defined in the Option Plan). However, vested options may not be exercised until the earliest of (i) the completion of a spin-off of Ribapharm by ICN (if at all), (ii) the date on which ICN abandons the spin-off or becomes ineligible under U.S. tax laws to effect the spin-off of Ribapharm on a tax-free basis, and (iii) September 30, 2003 (the “First Exercise Date”). Notwithstanding the foregoing, but subject to the restrictions relating to the First Exercise Date, the Compensation Committee of the Ribapharm Board may accelerate the vesting and/or exercisability of options at any time.

The acquisition of Ribapharm Common Stock by ICN in accordance with the terms of the Offer will not constitute a change in control under the terms of the Option Plan. However, to the extent the Offer is successfully completed and ICN completes the Merger, the Company believes that such Merger will trigger a change in control that will vest all of the outstanding stock options, other than those held by the Company’s three executive officers (whose vesting is governed by the employment agreements described above).

In the event of a merger or consolidation of the Company, all Ribapharm option holders can elect any of the following: (i) to receive, with respect to each option to purchase Ribapharm Common Stock, options to purchase shares of the common stock of the surviving corporation, (ii) to have their stock options treated in the manner provided for in the merger transaction, or (iii) to receive, with respect to each option to purchase Ribapharm Common Stock, the right to receive the same number and kind of consideration that a holder of a share of Common Stock was entitled to receive in the transaction.

Interests of Certain Persons in the Offer and the Merger

Certain directors and the executive officers of Ribapharm may have actual or potential conflicts of interest in connection with the Offer, as summarized herein.

Officers and directors of Ribapharm who own Shares and tender such Shares will receive the Offer Price on the same terms as set forth in the Offer. As of June 20, 2003, the members of the Ribapharm Board and executive officers of Ribapharm owned, in the aggregate, 24,203 Shares and 1,575,000 options, which will become vested and exercisable upon the terms and conditions as discussed above.

Dr. Lamon, the President and Chief Executive Officer of Ribapharm since January 2003, served as a director of ICN from August 1, 2002 until May 22, 2003 and, consequently, from January 2003 through May 2003, he received compensation from both Ribapharm and ICN. Since becoming employed by Ribapharm in January 2003, Dr. Lamon excused himself from all portions of ICN board meetings having to do with matters concerning Ribapharm. Dr. Lamon (together with SciPharma Consulting LLC of which he is president) received an aggregate of $58,750 in director’s fees for the period during which Dr. Lamon was a director of ICN. In addition, Dr. Lamon holds a stock option to purchase 11,250 shares of ICN’s common stock for an exercise price of $10.50 per share under the ICN Plan, issued in connection with his initial election as a director of ICN in August 2002.

From August 2002 through January 2003, Mel D. Deutsch, Esq., Ribapharm’s Vice President, General Counsel and Secretary, provided consulting services to ICN, which included reviews of regulatory matters and disposals of certain business segments.

Roberts A. Smith, Ph.D., was the Senior Vice President of Research and Development of ICN from 1999 through early 2000, and served as a director of ICN from 1960 until May 30, 2001. Dr. Smith was also President of Viratek, Inc., and Vice-President of Research and Development of SPI Pharmaceuticals, Inc., both past subsidiaries of ICN, through 1992. He has been a director of Ribapharm since August 2000. Dr. Smith currently holds 15,599 shares of ICN common stock and stock options to purchase 22,500, 8,478 and 42,393 shares of ICN common stock for per share exercise prices of $46.25, $11.50 and $11.79, respectively. During 2002, Dr. Smith received approximately $2 million as payment from ICN for the surrender of stock options to purchase ICN common stock. In December 2002, ICN entered into an indemnification agreement with Dr. Smith in connection with ICN’s action to remove certain directors of the Company.

Other than Dr. Smith and Dr. Lamon, no director or executive officer of Ribapharm holds an equity interest in ICN. However, each of the directors and executive officers of Ribapharm also owns Shares of, or holds options to purchase the Shares of, Ribapharm. See Annex A hereto for a listing of the Shares and options to purchase Shares held by the directors and executive officers of Ribapharm.

As of June 20, 2003, ICN owned 120,100,000 shares of Common Stock, representing approximately 80.1% of Ribapharm’s outstanding Common Stock and overall voting power of Ribapharm’s outstanding capital stock. As a result of its stock ownership of Ribapharm, ICN is able to (i) control the outcome of actions requiring a vote of Ribapharm’s stockholders and (ii) elect a majority of directors on the Ribapharm Board and therefore control the appointment of Ribapharm’s management. Accordingly, ICN has substantial influence over Ribapharm’s business strategy, including decisions relating to the pursuit of transactions, commercial opportunities and agreements with strategic partners. According to the Offer, none of the directors and officers of ICN and Purchaser hold any Shares.

The Ribapharm Board recognizes the potential for conflicts of interest created by the relationships between Ribapharm and ICN discussed above. For this reason, the role of management in the evaluation of Ribapharm’s strategic options and the consideration of the Offer was limited. In addition, no member of the Ribapharm Board is an officer of Ribapharm (except that in accordance with the Bylaws, the position of the Chairman of the Board is an officer of the Company), or affiliated with ICN, and the Ribapharm Board believes itself to be, and is, independent of ICN and its affiliates. Thus no “special committee” was formed for the purposes of evaluating the Offer and/or negotiating with Purchaser and ICN. A committee of the board was appointed on June 2, 2003 for the purposes of facilitating communication among the Ribapharm Board and its advisors (the “Project Diamond Committee”); however, the power to negotiate and evaluate any proposal currently remains with the full board. Because of his past relationship with ICN, Dr. Smith excused himself from all Board meetings and portions thereof, with respect to the Board’s deliberations on its recommendation regarding the Offer.

TRANSACTIONS WITH ICN

Until April 17, 2002, Ribapharm had been a wholly owned subsidiary of ICN. On April 17, 2002, ICN completed an underwritten public offering (the “IPO”) of 29,900,000 shares of Ribapharm Common Stock, representing 19.93% of Ribapharm’s 150,000,703 shares of Common Stock. In contemplation of the IPO, Ribapharm and ICN entered into a number of agreements for the purpose of defining their relationship after the IPO, which are described briefly below.

Contribution of Assets

In anticipation of the IPO, ICN contributed certain assets to Ribapharm, including: (i) ICN’s right, title and interest under its July 28, 1995 ribavirin license agreement (the “Schering-Plough License”) with Schering-Plough, Ltd. (“Schering-Plough”); (ii) all the chemical compounds contained in ICN’s chemical compound library, along with all associated records, journals and data; (iii) all intellectual property rights, including all patents, copyrights and trademarks, related to Ribapharm’s business, including all intellectual property rights held by ICN at the time of contribution in ribavirin and excluding existing approved indications for use other than as contemplated in the Schering-Plough License, Tiazole™, Adenazole™, Levovirin™, Viramidine™ and the chemical compounds in ICN’s nucleoside analog library; and (iv) all of the equipment and furniture contained in, and personnel employed in, Ribapharm’s research and development organization in its Costa Mesa, California facility.

ICN Guarantee

In connection with ICN’s assignment by way of contribution to Ribapharm of its rights and obligations under (i) the Schering-Plough License, and (ii) a license agreement with Metabasis Therapeutics, Inc., dated October 1, 2001, ICN irrevocably guaranteed the prompt and full performance as and when due of each of ICN’s obligations under such agreements assigned by way of contribution to Ribapharm. ICN’s guarantee is an absolute, unconditional and continuing guarantee of payment and performance and not of collection.

Schering-Plough Rights

On November 14, 2000, ICN, Ribapharm and Schering-Plough entered into an agreement (the “November Agreement”) that provides Schering-Plough and an affiliate with certain rights to license various products ICN and Ribapharm may develop. Under the terms of the November Agreement, Schering-Plough has the option to exclusively license on a worldwide basis up to three compounds that ICN or Ribapharm may develop for the treatment of Hepatitis C on terms specified in the November Agreement. The option does not apply to Levovirin™ or Viramidine™. The option is exercisable as to a particular compound at any time prior to the start of Phase II clinical studies for that compound. Once it exercises the option with respect to a compound, Schering-Plough is required to take over all developmental costs and responsibility for regulatory approval for that compound. Royalties for such compounds are pre-determined and stated in the November Agreement.

Pursuant to the November Agreement, ICN and Ribapharm also granted Schering-Plough the right of first/last refusal to license compounds relating to the treatment of infectious diseases (other than Hepatitis C) or cancer or other oncology indications as well as the right of first/last refusal with respect to Levovirin™ and Viramidine™ (collectively, “Refusal Rights”). ICN and Ribapharm must notify Schering-Plough if they intend to offer a license or other rights with respect to any of these compounds to a third party. Then, at Schering-Plough’s request, ICN or Ribapharm, as the case may be, must negotiate in good faith on an exclusive basis the terms of a mutually acceptable exclusive worldwide license or other form of agreement. If ICN or Ribapharm cannot reach an agreement with Schering-Plough, they are permitted to negotiate a license agreement or other arrangement with a third party. Prior to entering into any final arrangement with the third party, ICN or Ribapharm, as the case may be, must offer substantially similar terms to Schering-Plough, which terms Schering-Plough has the right to match.

If Schering-Plough does not exercise its option or Refusal Rights as to a particular compound, ICN or Ribapharm may continue to develop that compound or license that compound to other third parties. The November Agreement will terminate at the later of 12 years from the date of the agreement or the termination of the Schering-Plough License.

To date, Schering-Plough has not licensed any products (other than ribavirin) from ICN or Ribapharm under the November Agreement.

Affiliation and Distribution Agreement

Prior to completing the IPO, Ribapharm and ICN entered into an Affiliation and Distribution Agreement which (i) imposes certain restrictions on Ribapharm’s ability to issue capital stock or take any other actions that would prevent ICN from being able to spin off its interest in Ribapharm on a tax-free basis, and (ii) restricts Ribapharm from taking actions that would limit ICN’s ability to sell, pledge or otherwise dispose of its shares of Common Stock or would limit the rights of any transferee of ICN as a holder of the Common Stock, or limit the legal rights of, or deny any benefits to, ICN as a Ribapharm stockholder in a manner not applicable to Ribapharm stockholders generally. These restrictions are effective until the earlier of the completion of a tax-free spin-off of ICN’s interest in Ribapharm, September 30, 2003 or the date that ICN gives Ribapharm notice of its intention to abandon a tax-free spin-off. Furthermore, these restrictions will no longer apply to Ribapharm if ICN takes any action that would cause ICN not to own at least 80% of the outstanding Shares, or ICN becomes ineligible under U.S. tax laws from being able to effect a spin-off on a tax-free basis.

Pursuant to the Affiliation and Distribution Agreement, Ribapharm has agreed to provide ICN its financial information, consult with ICN regarding the timing and content of its earnings releases and cooperate fully with ICN in connection with its public filings with the SEC, and to engage PricewaterhouseCoopers LLP as its accountants unless such engagement is otherwise prohibited by law. ICN agreed that, for so long as it is a majority stockholder of Ribapharm, it will observe any fiduciary obligations that it may have under applicable law to Ribapharm’s other stockholders. In addition, Ribapharm and ICN agreed to indemnify each other against certain liabilities.

The Affiliation and Distribution Agreement also provides that ICN and Ribapharm have joint control over the management and direction of all disputes with third parties related to Ribapharm’s rights to ribavirin.

The Affiliation and Distribution Agreement also sets forth the terms of a revolving credit facility pursuant to which ICN agreed to provide working capital to Ribapharm, as discussed more fully below.

Line of Credit

At the time of the IPO, ICN agreed to provide Ribapharm with working capital financing which Ribapharm could draw upon until August 31, 2002. As of December 31, 2002, Ribapharm had an outstanding borrowing of $35,000,000 from ICN under the credit facility, payable on or before December 31, 2003, which was required to fund the initial operations of Ribapharm after the IPO. Interest is charged based upon LIBOR (1.37% at December 31, 2002) plus 200 basis points. Under an amendment to the Affiliation and Distribution Agreement dated March 28, 2003, Ribapharm may make draws against the line of credit, if needed, to the extent of cumulative repayments made by Ribapharm, up to a maximum available credit limit of $35,000,000. As part of such amendment, the expiration date of the line of credit was amended to be the earlier of December 29, 2005 or the date on which ICN ceases to be the beneficial owner of at least 80% of the issued and outstanding common stock of Ribapharm. Additionally, it was Ribapharm’s desire, and ICN agreed as a condition to the amendment, for Ribapharm to repay ICN on the date of the amendment the aggregate outstanding principal balance and related accrued interest, without being required to comply with a prior notice obligation. Accordingly, on March 28, 2003, Ribapharm repaid principal and interest in the amounts of $35,000,000 and $984,000, respectively. As of June 20, 2003, Ribapharm did not have any indebtedness outstanding under the line of credit.

Management Services Agreement

Ribapharm and ICN entered into a Management Services Agreement which requires ICN to provide administrative and corporate support services to Ribapharm on a transitional basis, including human resource, legal, accounting, treasury, tax, and information services. ICN charges Ribapharm for these services at its cost, and allocates the costs of third-party expenses on a good faith basis. In addition, Ribapharm makes available several of its employees to ICN for the provision of certain services, including Dr. Lamon and Mr. Deutsch. ICN reimburses Ribapharm for these services in the form of a credit under the amounts owing to ICN by Ribapharm under the Management Services Agreement. Ribapharm and ICN have agreed to indemnify and hold harmless each other and their respective affiliates from any claims, damages and expenses arising out of the services rendered under the Management Services Agreement. The agreement commenced on the date of the IPO and will continue until December 31, 2003. Ribapharm may terminate one or more of the services provided under the agreement upon 30 days’ notice. The obligation to provide legal services automatically terminates once ICN’s stock ownership in Ribapharm is less than 50%.

Confidentiality Agreement

Ribapharm and ICN entered into a Confidentiality Agreement with respect to confidential and proprietary information, intellectual property and other information which they agreed to keep (and to cause their affiliates to keep) confidential, and not to use for any unauthorized purpose. Confidential information includes (i) unpublished technology and know-how; (ii) unpublished patent applications; and (iii) other confidential or proprietary technical and business information. Confidential information does not include any information that (i) is already known to the other party from a third-party source; (ii) is or becomes publicly known; (iii) is received from a third party without violation of any obligations of confidentiality and/or use restrictions owed by such thirty party; (iv) is independently developed by employees or consultants of the party receiving the information; or (v) is approved for release by the prior written authorization of disclosing party.

Registration Rights Agreement

Prior to completing the IPO, Ribapharm has granted to ICN certain “demand” and “piggyback” registration rights relating to the shares of Common Stock held by ICN under a Registration Rights Agreement entered into April 8, 2002 by and between ICN and Ribapharm. These rights generally become effective when and if ICN informs Ribapharm that it no longer intends to proceed with or complete the possible spin-off, but in no event earlier than September 30, 2003. Ribapharm has agreed to pay all registration expenses incurred in connection with the exercise by ICN of its rights under the agreement, other than the underwriting commission, and to reimburse ICN for the reasonable fees and disbursements of its outside counsel retained in connection with any registration. The agreement also imposes customary indemnification and contribution obligations on the parties.

Tax Sharing Agreement

Ribapharm continues to be included in ICN’s consolidated federal income tax group, and its federal income tax liability is included in ICN’s consolidated federal income tax liability. Ribapharm and ICN entered into a tax sharing agreement (the “Tax Sharing Agreement”) pursuant to which the tax amounts to be paid or received by Ribapharm with respect to ICN’s federal consolidated returns are determined as though Ribapharm and ICN file separate federal income tax returns. Also, Ribapharm calculates its state and local income taxes taking into account ICN’s worldwide apportionment schedule, where applicable. Under the terms of the Tax Sharing Agreement, ICN is not required to pay for the use of Ribapharm’s tax attributes that come into existence until Ribapharm would otherwise be able to utilize these attributes.

Ribapharm will be included in ICN’s consolidated group for federal income tax purposes for so long as ICN beneficially owns at least 80% of the combined voting power and value of Ribapharm’s outstanding capital stock. Each member of a consolidated group is jointly and severally liable for the federal income tax liability of each other member of the consolidated group. Accordingly, although the Tax Sharing Agreement allocates tax liabilities between the parties during the period in which Ribapharm is included in ICN’s consolidated group, Ribapharm could be liable in the event that any federal tax liability is incurred, but not paid, by any other member of ICN’s consolidated group. As long as Ribapharm is a member of ICN’s consolidated group for federal income tax purposes, ICN will control decisions related to the payment of taxes.

Under the Tax Sharing Agreement, Ribapharm has made cash payments to ICN of approximately $35.8 million and $42.2 million in 2002 and 2003, respectively.

Lease

Ribapharm leases from ICN approximately 62,444 square feet of its Costa Mesa, California headquarters building pursuant to a lease agreement between Ribapharm and ICN dated April 8, 2002 (the “Lease”). The

Lease has an initial term of five years, which Ribapharm can renew at its option for an additional five years. Ribapharm pays ICN rent of $416,667 per month, or $5 million per year, which rent will be adjusted annually based on the Orange County, California consumer price index. Ribapharm also pays ICN a pro rata portion of facility and central service costs which include utilities, security, parking, building maintenance, cleaning services, insurance premiums and other facility costs.

Intercompany Transactions

Simultaneous with the consummation of the IPO, advances due Ribapharm from ICN of $222,240,000 were treated similar to a dividend and recorded by Ribapharm as a reduction of its retained earnings. Ribapharm was not repaid any of the advances due from ICN upon completion of the IPO. The costs of certain shared services (including legal, finance, corporate development, information systems and corporate office expenses) have been allocated between ICN and Ribapharm. For periods prior to April 17, 2002, these costs were allocated to Ribapharm on bases that were considered by Ribapharm’s then management to reflect most fairly or reasonably the utilization of services provided to or the benefit obtained by Ribapharm, such as the square footage, headcount, or actual utilization. For the periods subsequent to April 17, 2002, these costs were allocated in accordance with the terms of the Management Services Agreement described above. Costs associated with certain government investigations are allocated based on a joint responsibility approach such that 50% of the costs, including any reserve for settlement, are allocated to each of ICN and Company.

Note Obligations

In July 2001, ICN completed an offering of $525,000,000 of 6½% convertible subordinated notes due 2008 (the “Notes”). In July and August 2002, ICN repurchased $59,410,000 in principal amount of the Notes. The Notes, as they relate specifically to ICN’s obligation, are convertible into ICN’s common stock at a conversion rate of 29.1924 shares per $1,000 principal amount of Notes, subject to adjustment. Upon completion of the IPO on April 17, 2002, Ribapharm became jointly and severally liable for the principal and interest obligations under the Notes. Under an agreement between Ribapharm and ICN originally entered into on July 18, 2001, and amended and restated on April 8, 2002 (the “Interdebtor Agreement”), ICN has agreed to make all interest and principal payments related to the Notes. However, notwithstanding the Interdebtor Agreement, to which the holders of the Notes are not parties, Ribapharm remains liable to the holders of the Notes and Ribapharm is responsible for these payments to the extent ICN defaults under that agreement and does not make these payments. In that event, Ribapharm would have a claim against ICN for any payments ICN does not make. Ribapharm can only amend this agreement, in a manner adverse to it, with the approval of holders of a majority of its outstanding Shares, excluding Shares held by ICN. In the event of a spin-off of Ribapharm, the Notes will be convertible into common stock of both Ribapharm and ICN. The converting note holders would receive ICN’s common stock and the number of shares of Ribapharm’s Common Stock the note holders would have received had the Notes been converted immediately prior to such spin-off. If the spin-off had occurred as of December 31, 2002, and assuming 84,066,259 shares of ICN common stock were outstanding at December 31, 2002, the Notes would have been convertible into the equivalent of approximately 19,417,563 shares of common stock, which would be issuable by Ribapharm.

ICN and Ribapharm entered into a registration rights agreement on July 18, 2001 (the “2001 Registration Rights Agreement”) with UBS Warburg LLC that sets forth the terms and conditions upon which ICN and Ribapharm are required to effect registrations in connection with the Notes. ICN and Ribapharm filed with the SEC, as applicable, registration statements to cover resales of Transfer Restricted Securities (as defined in the 2001 Registration Rights Agreement) by the holders thereof. ICN and Ribapharm will also use their reasonable best efforts to cause any registration statement filed pursuant to the 2001 Registration Rights Agreement with respect to which they are a registrant to remain effective until all of the Notes, and shares of common stock of Ribapharm or ICN into which the Notes are convertible, as applicable, cease to be Transfer Restricted Securities.

The parties to the 2001 Registration Rights Agreement have agreed to customary indemnification and contribution provisions. ICN and Ribapharm have agreed to jointly and severally bear all fees and expenses incurred by them in connection with the performance of their obligations under certain provisions of the 2001 Registration Rights Agreement.

Roche Patent Dispute Settlement

On January 6, 2003, Ribapharm, ICN and F. Hoffmann-La Roche, Ltd. (“Roche”) reached agreement on a settlement regarding pending patent disputes over Roche’s combination anti-viral product containing Roche’s version of ribavirin, known as Copegus™. The companies agreed to cease all legal actions worldwide between them regarding ribavirin. Under the settlement, Roche will continue to register and commercialize Copegus™ globally. The terms of this settlement agreement include a license by Ribapharm of ribavirin to Roche. The license authorizes Roche to make or have made and to sell Copegus™ under Ribapharm’s patents. Roche must pay royalty fees to Ribapharm on all sales of Copegus™ for use in combination therapy with interferon alpha or pegylated interferon alpha-2b beginning in 2003. No royalties under the Roche agreement were earned by, or paid to, Ribapharm in fiscal year 2002.

Settlement Agreement

On January 22, 2003, Ribapharm, ICN, Robert O’Leary, Robert A. Smith and certain officers and former directors of Ribapharm entered into a Settlement Agreement and Mutual Release (“Settlement Agreement”) dismissing certain litigation among the parties. Under the terms of the Settlement Agreement, Johnson Y.N. Lau, Roger D. Loomis, and Thomas Stankovich (collectively, the “Former Executives”) released Ribapharm and ICN from claims related to their employment, except for claims related to certain provisions of their employment agreements which survived termination; rights under stock option agreements with either Ribapharm or ICN; and other specified rights. The Former Executives also received severance payments they were entitled to under their employment agreements. As contemplated by their employment agreements, each Former Executive is eligible to continue to receive certain benefits after termination of employment, and all options to purchase shares of Ribapharm or ICN common stock held by the Former Executives vested and will become exercisable for the original terms of the options, subject to certain restrictions on the exercisability of options to purchase Shares. Ribapharm remains obligated to make additional cash payments covering excise taxes payable by the Former Executives under Section 4999 of the Internal Revenue Code in connection with such payments.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Solicitation/Recommendation

After careful consideration, including a thorough review of the Offer with Ribapharm’s financial and legal advisors, at its June 20, 2003 meeting, the Ribapharm Board determined that the Offer is inadequate and not in the best interests of the Company or the holders of the Publicly Held Shares. At its June 20, 2003 meeting, the Ribapharm Board also adopted a stockholder rights plan (the “Rights Plan”), declared a dividend distribution of new preferred stock purchase rights thereunder, and declined to recommend the Offer to the Company’s stockholders. ACCORDINGLY, THE RIBAPHARM BOARD RECOMMENDS THAT THE STOCKHOLDERS OF RIBAPHARM REJECT THE OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE OFFER. Copies of a letter to the stockholders of Ribapharm and a press release communicating the recommendation are included as Exhibits (a)(1) and (a)(2) to this Statement, and are incorporated by reference herein.

Background of the Transaction

Set out below is a summary of certain events that led to the Offer.

In April 2002, ICN completed the sale, through the IPO, of 29,900,000 shares of Ribapharm common stock, representing 19.93% of the total number of Ribapharm outstanding common stock of 150,000,000 shares. In connection with the IPO, ICN and Ribapharm entered into the intercompany agreements discussed in Item 3 of this Statement, the section entitled “Transactions with ICN,” for the purposes of dividing assets and resources.

Also in connection with the IPO and as part of its restructuring plan that included the IPO, ICN announced that it would consider distributing its remaining interest in Ribapharm to ICN’s stockholders in a tax-free spin-off no later than six months after completion of the IPO.

In June 2002, ICN announced that its Board of Directors (the “ICN Board”) was reviewing certain strategic decisions, including the decision to distribute its remaining interest in Ribapharm to ICN’s stockholders in a tax-free spin-off. ICN stated that it was doing so in light of changed circumstances and market conditions. In July 2002, ICN announced that the Internal Revenue Service issued to ICN a private letter ruling that distribution of its retained interest in Ribapharm to ICN’s stockholders would qualify as a tax-free spin-off.

In May and June 2002, significant changes were made in the composition of the board of directors and leadership of ICN. At the May 29, 2002 ICN Annual Meeting of Stockholders, three new directors were elected to the ICN Board of Directors. On June 18, 2002, Mr. Milan Panic, ICN’s former Chief Executive Officer and Chairman of the Board, resigned with immediate effect from his positions as Chairman and Chief Executive Officer of ICN, and from all other positions he held as a director or officer of ICN’s affiliates, effective June 30, 2003, although he remained a director of ICN until May 22, 2003. The ICN Board appointed Robert W. O’Leary to the position of interim Chief Executive Officer and as Chairman of the Board, effective June 19, 2002. On November 7, 2002, Mr. O’Leary was appointed to the position of Chief Executive Officer and Chairman of the Board.

In the fall and winter of 2002, a series of disagreements arose among the ICN Board and ICN’s management on the one hand, and the then current Ribapharm Board of Directors and Ribapharm’s management on the other hand. These disagreements resulted in litigation and in December 2002, ICN, as the majority stockholder of Ribapharm, acting by written consent, to remove all of the Ribapharm directors then in office with the exception of Dr. Roberts A. Smith, which action took effect on January 22, 2003. On January 22, 2003, in connection with the settlement of litigation between ICN and the former directors of Ribapharm, Dr. Johnson Y.N. Lau, who was then the Chairman, President and Chief Executive Officer of Ribapharm, resigned as an officer and director of Ribapharm.

On January 23, 2003, Dr. Smith, the then sole remaining director of Ribapharm, appointed Daniel J. Paracka, Santo J. Costa, Esq., Gregory F. Boron and James J. Pieczynski to serve as directors. Mr. Paracka was selected to serve as Chairman of the Ribapharm Board. The Ribapharm Board then appointed Ribapharm’s current executive officers. On February 21, 2003, the Ribapharm Board selected Andre Dimitradis, Ph.D. to serve as a director of Ribapharm. Each of Ribapharm’s current directors was duly elected at Ribapharm’s Annual Meeting of Stockholders held in May 2003.

In April and May 2003, the Ribapharm Board, after taking into consideration such factors as ICN’s public disclosures that it was reconsidering the tax-free spin-off of its remaining interest in Ribapharm to the ICN stockholders, and the fact that certain contractual restrictions on Ribapharm’s operating and strategic flexibility that were designed to benefit ICN (as discussed under Item 3 of this Statement, the section entitled “Transactions with ICN—Affiliation and Distribution Agreement”) expire September 30, 2003, engaged in a series of discussions with Ribapharm’s management and legal advisors regarding Ribapharm’s strategic alternatives. In light of these discussions, the Ribapharm Board determined that it was prudent to engage a financial advisor to help the Ribapharm Board assess such strategic alternatives. After a series of interviews with various investment banking firms, on May 23, 2003, the Ribapharm Board selected Morgan Stanley & Co. Incorporated (“Morgan Stanley”) for the purpose of advising the Ribapharm Board with respect to Ribapharm’s strategic alternatives. Morgan Stanley was formally retained in an engagement letter dated as of May 30, 2003.

On June 1, 2003, ICN informed Dr. Lamon, Ribapharm’s President and Chief Executive Officer, and the Ribapharm Board that it intended to publicly announce a proposal to commence a tender offer for the Publicly

Held Shares. Each member of the Ribapharm Board and Dr. Lamon received a letter from ICN regarding the foregoing, a copy of which is attached hereto as Exhibit (e)(1).

On June 2, 2003, ICN filed a Schedule TO-C with the SEC and issued a press release announcing its intent to commence, within seven to ten days, a tender offer for the Publicly Held Shares at a price of $5.60 per share. On the same day, the Ribapharm Board met telephonically with certain officers of the Company and representatives of Morgan Stanley and Paul, Hastings, Janofsky & Walker LLP (“Paul Hastings”), legal counsel to the Board, to discuss the anticipated tender offer by ICN. The Ribapharm Board appointed Gregory F. Boron, Daniel J. Paracka and James J. Pieczynski to a committee of the Ribapharm Board charged with facilitating communication between the Ribapharm Board and its legal and financial advisors (the “Project Diamond Committee”). The Ribapharm Board also discussed aspects regarding the anticipated tender offer, including the tender offer rules and other applicable legal requirements. Following the meeting, Ribapharm issued a press release and filed a copy of the press release under cover of Schedule 14D-9 with the SEC announcing that Ribapharm had received the letter from ICN regarding ICN’s intention to commence the tender offer, announcing Ribapharm’s engagement of Morgan Stanley as its financial advisor and requesting that Ribapharm’s stockholders refrain from acting on the proposed tender offer until the Ribapharm Board had sufficient time to analyze the proposed tender offer and make a recommendation.

Also on June 2, 2003, four complaints were filed by Ribapharm stockholders in the Delaware Chancery Court opposing the proposed tender offer. On June 3, 2003, an additional complaint was filed by a Ribapharm stockholder in the Superior Court of California, Orange County. In the weeks that followed, two other complaints were filed. All of the complaints filed in connection with the Offer are referred to as the “Stockholder Actions”. See Item 8 of this Statement, “Additional Information to be Furnished,” for a further description of the Stockholder Actions.

On June 3, 2003, Paul Hastings contacted the Delaware firm of Young Conaway Stargatt & Taylor, LLP (“Young Conaway”), and arranged for Young Conaway to be engaged by Ribapharm and certain members of the Ribapharm Board for the dual purposes of acting as special Delaware counsel with respect to the Offer and to represent Ribapharm and certain members of the Ribapharm Board in the Delaware Stockholder Actions.

On June 5, 2003, a telephonic meeting of the Project Diamond Committee was held, attended by representatives of Paul Hastings, Young Conaway and Morgan Stanley, during which the Project Diamond Committee received an update regarding the status of the Stockholder Actions, and Morgan Stanley updated the Project Diamond Committee on Morgan Stanley’s progress with regard to its financial analysis of Ribapharm. The Project Diamond Committee and its legal and financial advisors also discussed the process by which the Ribapharm Board would thoroughly and deliberately consider the proposed tender offer, and the advisability of requesting that ICN delay the commencement of the offer. As a result, on June 6, 2003, Mr. Paracka, as Chairman and on behalf of the Ribapharm Board, delivered a letter to Robert W. O’Leary, Chairman and Chief Executive Officer of ICN, requesting that ICN delay the commencement of its proposed tender offer until on or after June 23, 2003.

On June 7, 2003, Mr. O’Leary sent a letter to the Ribapharm Board denying the request to delay the commencement of the proposed tender offer and stating that ICN intended to commence its proposed tender offer on or after June 10, 2003.

On June 8, 2003, the Project Diamond Committee met telephonically with representatives of Paul Hastings, Young Conaway and Morgan Stanley to further consider and discuss the proposed tender offer and to discuss various tactical considerations and alternative actions available to the Company in connection with the anticipated tender offer. On the same day, the Ribapharm Board met telephonically with members of Ribapharm’s executive management, and representatives of Paul Hastings, Young Conaway and Morgan Stanley, to discuss further developments regarding the proposed tender offer, including ICN’s reply to Ribapharm’s request that ICN delay the commencement of the proposed tender offer. The Ribapharm Board remained of the opinion that it would be in the best interests of Ribapharm’s stockholders if ICN delayed the commencement of its proposed tender offer. The Ribapharm Board also received an update regarding the status of the Stockholder Actions, Morgan Stanley updated the Ribapharm Board on further progress with respect to its financial analysis of Ribapharm, and the Board discussed actions the Board could take in response to ICN’s proposed tender offer. The Ribapharm Board also determined that it would be appropriate to exclude members of Ribapharm’s management and Dr. Smith from all Board deliberations in response to the proposed ICN tender offer, although it reserved the right to invite the participation by any such persons at Board meetings for the purpose of providing information with respect to Ribapharm’s business and prospects.

On June 9, 2003, Mr. Paracka, as Chairman and on behalf of the Ribapharm Board, delivered a letter to Mr. O’Leary reiterating Ribapharm’s request that ICN delay the commencement of its proposed tender offer until on or after June 23, 2003. ICN responded, denying the request for additional time and reaffirming its intention to commence its proposed tender offer in the timeframe announced, but stating that it would be willing to consider the appropriateness of extending the expiration date of the tender offer for a reasonable period.

On June 10, 2003, ICN commenced the Offer and issued a press release announcing such commencement. On the same day, a telephonic meeting of the Ribapharm Board was held, without Ribapharm management or Dr. Smith present but with representatives of Paul Hastings, Young Conaway and Morgan Stanley present, during which representatives of Morgan Stanley made an initial presentation to the directors concerning aspects of Morgan Stanley’s analysis concerning Ribapharm and the Offer, and the Board’s advisors reviewed for the Board the financial and legal terms and conditions of the Offer. The Ribapharm Board also received an initial presentation by its legal advisors regarding the advantages and disadvantages of various actions it might take in response to the Offer and received a report regarding the status of the Stockholder Actions. The Ribapharm Board also issued a press release urging the Company’s stockholders to take no action with respect to the Offer until the Ribapharm Board had issued its recommendation.

On June 11, 2003, a complaint was filed by Steven Silverberg against ICN, Ribapharm, and Ribapharm’s directors in the Delaware Chancery Court seeking a preliminary injunction against the Offer and expedited discovery. At a conference with the Court on June 16, the Court scheduled a hearing for June 25 to determine whether a preliminary injunction hearing should occur. At that time, the Court tentatively established July 11 as the date for a preliminary injunction hearing if the Court should later determine that such a hearing is appropriate.

On June 13, 2003, Mr. Paracka, as Chairman and on behalf of the Ribapharm Board sent a letter to Mr. O’Leary requesting that ICN extend its Offer period in the belief that an extension of the expiration date of the Offer would be in the best interests of Ribapharm’s stockholders other than ICN and its affiliates (the “Public Stockholders”). On June 13, 2003, ICN issued a press release announcing that it would accommodate the request of the Ribapharm Board and extended the expiration date of the Offer to July 22, 2003.

On June 15, 2003, the Ribapharm Board (except Dr. Smith, with respect to portions of the meeting) met telephonically with representatives of Paul Hastings, Young Conaway, and Morgan Stanley to further consider and discuss the Offer. At the request of the Ribapharm Board, members of Ribapharm’s executive management and Dr. Smith and representatives of an independent industry consultant also attended the portion of the meeting during which representatives of Morgan Stanley presented management’s forecasts, and management discussed with the Ribapharm Board and its advisors Ribapharm’s business, results of operations and prospects, including Ribapharm’s technologies, products and intellectual property. The Board’s legal advisors reviewed and discussed the principal terms of the Offer and presented the Ribapharm Board with a report regarding the status of the Stockholder Actions and other issues relating to the Offer. At this meeting, the Ribapharm Board also considered and reviewed with its legal and financial advisors the feasibility and desirability of exploring various alternatives and actions it might take in response to the Offer.

On June 18, 2003, the Ribapharm Board (except Dr. Smith, with respect to portions of the meeting) met via videoconference and teleconference with representatives of Paul Hastings, Young Conaway, and Morgan Stanley

and, for a portion of the meeting, with Dr. Smith and members of Ribapharm’s executive management. At this meeting, Morgan Stanley’s representatives presented and discussed Morgan Stanley’s financial analysis regarding the Offer. The Board’s legal advisors reviewed and discussed legal issues regarding the adoption of the Rights Plan as well as the directors’ duties and responsibilities in relation to the Offer and the Rights Plan.

On June 20, 2003, the Ribapharm Board (except Dr. Smith) met telephonically with representatives of Paul Hastings, Young Conaway, and Morgan Stanley. At this meeting, representatives of Morgan Stanley reviewed Morgan Stanley’s updated financial analysis and rendered its opinion that, as of June 20, 2003, and subject to and based on the assumptions and considerations set forth in the opinion, the $5.60 per share, net to each seller in cash to be received by the holders of the Shares, other than ICN and its affiliates, pursuant to the Offer was inadequate from a financial point of view to such holders. In addition, representatives of Morgan Stanley made a presentation to the directors regarding the financial aspects of the Rights Plan. After a full discussion, including consultation with its financial and legal advisors, the Ribapharm Board determined that the Offer was inadequate and not in the best interests of Ribapharm’s Public Stockholders, and recommended that Ribapharm’s Public Stockholders reject the Offer and not tender any Shares pursuant to the Offer. The Ribapharm Board also discussed and adopted the Rights Plan to help preserve for the Public Stockholders of Ribapharm the long-term value of Ribapharm. The Ribapharm Board authorized the issuance of a press release and the filing of a recommendation statement with the SEC setting forth the recommendation of the Ribapharm Board that the public stockholders of Ribapharm reject the Offer.

On June 23, 2003, Mr. Paracka, the Chairman of the Ribapharm Board, sent the following letter to ICN:

Dear Mr. O’Leary:

Ribapharm’s Board of Directors has determined that ICN’s unsolicited tender offer to acquire all outstanding shares of Ribapharm’s common stock not already held by ICN for $5.60 per share is inadequate and not in the best interests of Ribapharm and its public stockholders. This determination was made after careful consideration, including, among other things, a review of the financial aspects of ICN’s unsolicited tender offer with the Board’s independent financial advisor, Morgan Stanley & Co. Incorporated.

Accordingly, the Ribapharm Board is recommending to Ribapharm’s public stockholders that they reject ICN’s unsolicited tender offer, and we are urging Ribapharm public stockholders not to tender their shares.

Ribapharm’s Board also has adopted a stockholder rights plan that is intended to help preserve for Ribapharm’s public stockholders Ribapharm’s long-term value in the face of ICN’s unsolicited tender offer and any other offer that the Board might determine to be inadequate. Ribapharm’s Board is willing to consider alternatives that adequately recognize Ribapharm’s true long-term value.

Sincerely,

Mr. Daniel J. Paracka,

Chairman of the Board

Ribapharm Inc.

Reasons for the Recommendation

In reaching its decision that the Offer is inadequate and not in the best interests of the Public Stockholders, the Ribapharm Board (excluding Dr. Smith who excused himself from all Board deliberations with respect to this decision) considered numerous factors in consultation with its legal and financial advisors, including but not limited to the following:

Ribapharm’s Operating and Financial Condition.    The Ribapharm Board took into account the information provided by the Company’s management as to the current and historical financial condition and results of operations of Ribapharm, as well as the prospects and strategic objectives of Ribapharm, including the risks involved in achieving those prospects and objectives, the current and expected conditions in the general economy and in the biotechnology and pharmaceutical industries generally, the size of the Hepatitis C market, the projected growth of that market and the Company’s position in that market.

Relationship with Schering-Plough.    The Ribapharm Board considered the Company’s licensing arrangements with Schering-Plough, including that Schering-Plough is the source of substantially all of the Company’s current revenues, the settlement of litigation by Schering-Plough with generic ribavirin manufacturers in the U.S., the Company’s dispute regarding Schering-Plough’s indigent program and the significant marketing and legal challenges currently facing Schering-Plough. The Ribapharm Board also considered the restrictions on the Company’s ability to license manufacturing and commercialization rights of certain of its pipeline products to third parties given the rights of first and last refusal contained in the Company’s November 2002 agreement with Schering-Plough, but also noted that these rights do not apply to the manufacturing and commercialization of Viramidine™ if the Company concludes that it is in its best interests, and that of its stockholders, to commercialize Viramidine™ directly rather than through a licensing arrangement with a third party.

Competition.    The Ribapharm Board considered the fact that ribavirin faces increasing price pressure as the result of the entry of F. Hoffman-La Roche Ltd. (“Roche”) into the Hepatitis C market after the recent settlement of Roche’s litigation against the Company in which it had challenged the validity of the Company’s ribavirin patents, particularly since Roche has initially priced its competitive product at a substantial discount to the list prices of Schering-Plough. The Ribapharm Board also considered the abbreviated new drug applications filed by three different manufacturers of generic pharmaceutical products with the FDA to market, in the U.S., generic forms of ribavirin as part of a combination therapy for the treatment of Hepatitis C, and the likelihood of success of the Company’s lawsuit alleging patent infringement against all three of those companies, including the postponement of the trial date of such lawsuit until early September 2003. In connection with its review of competitive conditions, the Board also considered the size of the Hepatitis C market and the growth of that market and also considered the likely protection afforded by the Company’s patent estate.

Product Pipeline.    The Ribapharm Board considered the Company’s current products and its products in research and development and concluded that the Offer Price does not adequately reflect the true value of the Company’s currently marketed ribavirin product or its products currently under research and development, including, but not limited to, Viramidine™ and Hepavir B™ . Viramidine™ is a pharmaceutical drug developed to treat Hepatitis C and currently is in Phase II clinical trials in the U.S. and Hepavir B™ has been developed to treat Hepatitis B and currently is in Phase I trials in the U.S. and is expected to enter into Phase I clinical trials in Asia in the near future. The Board also considered the Company’s technologies, intellectual property and very preliminary data showing that Viramidine™ may have the potential for equivalent efficacy and significantly improved safety when compared to ribavirin, as well as information prepared by management regarding the potential commercialization of Viramidine™ and Hepavir B™.

Inadequacy Opinion of Morgan Stanley.    The Ribapharm Board considered the written opinion of Morgan Stanley, dated June 20, 2003 (the “Opinion”), to the effect that, as of such date, the Offer Price was inadequate, from a financial point of view, to the Public Stockholders; the full text of such Opinion, which sets forth the assumptions made and the matters considered and limitations set forth by Morgan Stanley, is included as Annex B.

Protection of Long-Term Value.    The Ribapharm Board considered its commitment to the long-term interests of the Company and its stockholders, and to alternatives that recognize Ribapharm’s long-term value. The Ribapharm Board took into account the fact that ICN currently owns approximately 80.1% of the Company’s outstanding Common Stock and recognized that any meaningful alternative transaction with a third party likely would require the consent and/or cooperation of ICN. In making its recommendation, the Ribapharm Board remained committed to protecting the best interests of Ribapharm’s Public Stockholders.

Relationship of Offer Price to Certain Historical Market Prices.    The Ribapharm Board considered the relationship of the Offer Price to certain historical market prices for the Shares. The Board considered the fact that the Offer Price of $5.60 per share represents a premium of only 10.2% over the $5.08 closing price per Share on May 30, 2003, the last trading day before the public announcement of ICN’s intent to commence the Offer, and a premium of only 19.7% and 23.6%, respectively, to the average closing price of $4.68 and $4.53 per Share for the one-month and three-month periods, respectively, preceding May 30, 2003. The Ribapharm Board also considered the fact that in the initial public offering in April 2002, ICN sold Shares to the public at a price of $10.00 per Share, and noted that the Offer Price represents a discount of 44 % to the IPO price of $10.00 per Share.

Relationship of Offer Price to Current Market Price.    The Ribapharm Board took into account the fact that the Offer Price of $5.60 per Share has remained below the trading prices for the Company’s Shares since ICN’s public announcement of its intent to commence the Offer. The closing price per Share on June 19, 2003, the trading day immediately prior to the day on which the Ribapharm Board made its determination regarding the Offer, was $6.52, which is 16.4% above the $5.60 per Share Offer Price.

Likely Effect on Market Prices of the Shares if the Offer is Withdrawn.    The Ribapharm Board considered the possible trading prices of the Shares in the event that the Offer were to be withdrawn or rejected.

Terms and Conditions of the Offer.    The Ribapharm Board considered the range and scope of the terms and conditions of the Offer. The Board considered that the implementation of the Rights Plan (as described more fully in Item 8 of this Statement, “Additional Information to be Furnished”) could be interpreted to have caused one of the conditions to the Offer not to be fulfilled and to enable Purchaser and ICN to terminate the Offer at any time.

Structure of Transaction; Possible Short Form Merger.    The Ribapharm Board took into account that, based upon ICN’s present 80.1% ownership of Ribapharm, any “long-form” merger proposed by ICN to acquire the remaining equity of Ribapharm would require the approval of the Ribapharm Board and would require ICN to demonstrate the “entire fairness” of the transaction, unless certain procedural safeguards were utilized that would allow that evidentiary burden to be shifted. In contrast, decisions of the Delaware Court of Chancery have held that a tender offer not involving the participation of the target’s board of directors would not be subject to the entire fairness standard. If ICN were to acquire a sufficient number of Shares to increase its ownership of Ribapharm Common Stock to 90% or more of Ribapharm’s outstanding Common Stock, ICN would be able to acquire the remaining equity of Ribapharm pursuant to a “short-form” merger under Section 253 of the Delaware General Corporation Law, without approval of the Ribapharm Board and without a vote of Ribapharm’s stockholders. If the Offer is not successful, ICN also may make open market or privately negotiated purchases of Shares to the extent necessary in order to own at least 90% of the total outstanding Shares. In this scenario, the Ribapharm Board noted, ICN would control the timing of such transaction and would also determine the price to be paid which could be lower than the Offer Price.

The members of the Ribapharm Board evaluated the Offer in light of their knowledge of the business, financial condition and prospects of Ribapharm and the advice of its legal and financial advisors, as well as outside management consultants. In view of the variety of factors considered in connection with its evaluation of the Offer, the Ribapharm Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the factors set forth above. Rather, the Ribapharm Board reached its determination after consideration of all the factors taken as a whole. In addition, individual members of the Board may have given different weights to different factors.

The foregoing discussion of the information and factors considered by the Ribapharm Board is not intended to be exhaustive but is believed to include all material factors considered by the Ribapharm Board. Ribapharm’s executive officers have not been asked to make a recommendation as to the Offer.

Intent to Tender

To Ribapharm’s knowledge, (i) none of its executive officers or directors presently intends to tender Shares pursuant to the Offer and (ii) none of its executive officers or directors presently intends to otherwise sell any Shares which are owned beneficially or held of record by such persons.

ITEM 5.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

Except as set forth in this Item 5, neither Ribapharm nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to stockholders of Ribapharm concerning the Offer.

Ribapharm entered into the Engagement Letter with Morgan Stanley, effective as of May 30, 2003, pursuant to which Ribapharm retained Morgan Stanley as its financial advisor in connection with the review and analysis of possible strategic transactions, including, but not limited to, a transaction with ICN.

Under the terms of the Engagement Letter, Ribapharm has agreed to pay Morgan Stanley an advisory fee of $250,000, payable upon the execution of the Engagement Letter, and a completion fee based on the type of transaction completed, if any. If the transaction is a proposal by ICN to acquire the Shares, the fee is payable upon the earlier of (i) the time that Morgan Stanley renders a fairness opinion to the Ribapharm Board in support of a recommendation in favor of a proposed transaction made by the Ribapharm Board to the Company’s stockholders or (ii) the consummation of a transaction in which ICN acquires over 50% of the Publicly Held Shares. The fee is calculated as 1.35% of the aggregate consideration paid for the Shares of the Company not held by ICN (including the number of Shares which would be outstanding upon exercise of any in-the-money options). If the transaction is a spin-off or a sale of the Company to a third party, the fee will be mutually agreed to at a later date. Ribapharm has also agreed to reimburse Morgan Stanley for its reasonable expenses incurred, including the fees and expenses of its legal and other professional advisors.

In addition, Ribapharm has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents, and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses.

Morgan Stanley is a nationally recognized investment banking firm. As part of its investment banking services, Morgan Stanley is frequently engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. Morgan Stanley was retained by Ribapharm as financial advisor and to render its opinion in connection with the Offer based on Morgan Stanley’s experience and reputation as a financial advisor in mergers and acquisitions. In the normal course of its business, Morgan Stanley may actively trade the equity securities of Ribapharm and ICN for its own account or for the account of its customers and, therefore, may at any time hold a long or short position in the securities. In addition, Morgan Stanley and its affiliates may in the future seek to provide financial advisory or financing services to Ribapharm or ICN.

Ribapharm has retained Innisfree M&A Incorporated (“Innisfree”) to assist Ribapharm in connection with its communications with stockholders with respect to, and to provide other services to Ribapharm in connection with, the Offer. Ribapharm will pay Innisfree reasonable and customary compensation for their services, including a commitment fee of $30,000 payable upon execution of the engagement letter between Ribapharm and Innisfree, and will reimburse Innisfree for the reasonable out-of-pocket expenses incurred in connection therewith. Ribapharm has agreed to indemnify Innisfree against certain liabilities and expenses.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Except as set forth in this Item 6, no transactions in the Shares have been effected during the past 60 days by Ribapharm, or, to the knowledge of Ribapharm, by any executive officer, director or affiliate of Ribapharm.

Andre Dimitriadis purchased an aggregate of 6,000 Shares for a purchase price of approximately $4.70 per share on May 12 and May 13, 2003. On May 13, 2003, Daniel J. Paracka purchased 700 Shares for a purchase price of $4.70 per share and James Pieczynski purchased 10,000 Shares for a purchase price of $4.66 per share.

Pursuant to the terms of the Option Plan, stock options to purchase up to 15,000 shares of Common Stock are automatically granted to each non-employee director on the date of his re-election to the Board of Directors. Therefore, each director was granted such an option on May 27, 2003 with an exercise price equal to $4.95 per share.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Except as set forth in this Statement, Ribapharm is not currently undertaking or engaged in any negotiations in response to the Offer or subsequent Merger that relate to or would result in: (a) a tender offer for or other acquisition of Shares by Ribapharm, or any other person, (b) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Ribapharm, (c) any purchase, sale or transfer of a material amount of assets of Ribapharm or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization of Ribapharm.

Except as set forth in this Statement, there are no transactions, resolutions of the Ribapharm Board, agreements in principle or signed agreements in response to the Offer or subsequent Merger that relate to or would result in one or more of the events referred to in the preceding paragraph.

ITEM 8.	ADDITIONAL INFORMATION TO BE FURNISHED

Rights Plan

On June 20, 2003, the Ribapharm Board declared a dividend of one preferred stock purchase right (a “Right”) for each outstanding Share. The dividend is effective as of July 3, 2003 (the “Record Date”) with respect to the stockholders of record as of the close of business on that date. The Rights will also attach to new Shares issued after the Record Date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Preferred Shares”), of the Company at a price of $55.00 per one one-hundredth of a Preferred Share (the “Purchase Price”), subject to adjustment. Each Preferred Share is designed to be the economic equivalent of one hundred Shares. The description and terms of the Rights are set forth in a Rights Agreement, dated as of June 20, 2003 (the “Rights Agreement”), by and between the Company and Continental Stock Transfer & Trust Company (the “Rights Agent”).

Detachment and Transfer of Rights

Initially, the Rights will be evidenced by the stock certificates representing Shares then outstanding, and no separate Right Certificates (as defined below) will be distributed. Until the earlier to occur of (i) a public announcement that a person or group of affiliated or associated persons, has become an “Acquiring Person” (as such term is defined in the Rights Agreement) or (ii) 10 business days (or such later date as the Ribapharm Board may determine) following the commencement of a tender offer or exchange offer which would result in the beneficial ownership by an Acquiring Person of 89.9% or more of the outstanding Shares (or, with respect to any such tender offer or exchange offer pending on the date of the Rights Agreement, 15 business days after the date of the Rights Agreement) (the earlier of (i) or (ii) being called the “Distribution Date”), the Rights will be evidenced by the Share certificates. In general, an “Acquiring Person” is (i) a person, the affiliates or associates of such person, or a group, which has acquired beneficial ownership of 89.9% or more of the outstanding Shares; or (ii) any stockholder of the Company who signs a written consent of stockholders which removes a majority of the Ribapharm Board without 35 days advance notice to the Company.

The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferable with and only with the Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Share certificates issued after the Record Date upon transfer or new issuance of Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights) the surrender or transfer of any certificates for Shares outstanding as of the Record Date, even without such notation being attached thereto, will also constitute the transfer of the Rights associated with the Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

Exercisability of Rights

The Rights are not exercisable until the Distribution Date. The Rights will expire on June 20, 2013 (the “Final Expiration Date”), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable or payable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution. The number of outstanding Rights and the number of one one-hundredth of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Shares or a stock dividend on the Shares payable in Shares, or subdivisions, consolidations or combinations of the Shares occurring, in any such case, prior to the Distribution Date. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

Terms of Preferred Shares

Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per Share. Each Preferred Share will have 100 votes, voting together with the Shares. Finally, in the event of any merger, consolidation or other transaction in which Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Share. These rights are protected by customary anti-dilution provisions. Because of the nature of the Preferred Shares’ dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Share. The Preferred Shares would rank junior to any other class or series of the Company’s preferred stock except to the extent that any such other class or series specifically provides that it shall rank on parity with or junior to the Preferred Shares.

Trigger of Flip-In and Flip-Over Rights

In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person or any affiliate or associate thereof (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Shares having a market value of two times the exercise price of the Right. This right will commence on the date of public announcement that a person or group has become an

Acquiring Person (or the effective date of a registration statement relating to distribution of the Rights, if later) and terminate 60 days later (subject to adjustment in the event exercise of the Rights is enjoined).

In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold to an Acquiring Person, its affiliates or associates or certain other persons in which such persons have an interest, proper provision will be made so that each such holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

Redemption and Exchange of Rights

At any time prior to the earlier of (i) the time at which any person or group becomes an Acquiring Person, or (ii) the Final Expiration Date, the Ribapharm Board may redeem the Rights in whole, but not in part, at a price of $0.00l per Right (the “Redemption Price”). In general, the redemption of the Rights may be made effective at such time on such basis with such conditions as the Ribapharm Board in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

At any time after any person or group becomes an Acquiring Person and provided no Board Removal Event (as such term is defined in the Rights Agreement) has occurred, the Ribapharm Board may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, for Shares at an exchange ratio of one Share, or, under circumstances set forth in the Rights Agreement, for cash, property or other securities of the Company, including fractions of a Preferred Share (or of a share of a class or series of the Company’s preferred stock having equivalent designations and the powers, preferences and rights, and the qualifications, limitations and restrictions), per Right (with value equal to such Shares).

Amendment of Rights

The terms of the Rights generally may be amended by the Ribapharm Board without the consent of the holders of the Rights, except that from and after such time as the Rights are distributed no such amendment may adversely affect the interests of the holders of the Rights (excluding the interest of any Acquiring Person).

State Takeover Laws

A number of states have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive officers or principal places of businesses in such states. ICN has stated, in the section entitled “Certain Legal Matters; Regulatory Approvals” in its Offer to Purchase, that it has not attempted to comply with state takeover statutes in connection with the Offer. In the event that it is asserted that one or more state takeover statutes apply to the Offer, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, as applicable, ICN may be required to file certain documents with, or receive approvals from, the relevant state authorities, and according to the Offer to Purchase, ICN might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, according to the Offer to Purchase, ICN may not be obligated to accept for payment any Shares tendered in the Offer.

As permitted under the DGCL, Ribapharm has, in its Charter, exempted itself from the applicability of Section 203 of the DGCL, which prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the time such person becomes an interested stockholder unless, among other exceptions, the “business combination” is approved by the board of directors of such corporation prior to such time.

Stockholder Actions

Shortly after ICN announced its intention to commence the proposed tender offer on June 2, 2003, individual stockholders of Ribapharm filed seven different complaints in the Delaware Court of Chancery and one complaint in the California Superior Court. All of the complaints purport to be brought as class action lawsuits on behalf of Ribapharm stockholders against ICN, Ribapharm and each of the individual directors of Ribapharm. Additionally, one of the complaints names Dr. Lamon, Ribapharm’s Chief Executive Officer, as a defendant. All of the actions generally allege various breaches of fiduciary duty by all of the defendants in connection with the Offer, including (i) claims that ICN has breached its fiduciary duties to Ribapharm’s stockholders by offering an allegedly unfair price, by omitting to disclose information the plaintiffs claim to be material, and by structuring the Offer in a manner that the plaintiffs contend to be coercive, and (ii) claims that the directors of Ribapharm have breached their fiduciary duties by failing to take appropriate action to protect Ribapharm’s stockholders from ICN. The plaintiffs seek to enjoin the Offer or, alternatively, damages in an unspecified amount and rescission in the event the Offer and proposed second-step short-form merger occur. The plaintiffs in the Delaware actions have agreed to consolidate the actions and proceed on a consolidated basis.

The foregoing actions are all at a preliminary stage and it is therefore too soon to predict with any certainty their outcome.

The foregoing summaries of litigation are qualified in their respective entireties by reference to the text of the respective complaints, copies of which are included as Exhibits (e)(36) through (e)(42), and (e)(44) to this Statement and are incorporated by reference herein.

Certain Legal and Regulatory Matters

Ribapharm is not aware of any material filing, approval or other action by or with any governmental authority or administrative or regulatory agency that would be required for ICN’s acquisition or ownership of Shares.

Incorporation by Reference

The information contained in the Exhibits referred to in Item 9 below is incorporated herein by reference.

ITEM 9.	EXHIBITS

Exhibit Number	Document

(a)(1)	Letter from Daniel J. Paracka, Chairman of the Ribapharm Inc. Board of Directors, to the Company’s Stockholders, dated June 23, 2003

(a)(2)	Press Release, dated June 23, 2003

(e)(1)	Letter from ICN Pharmaceuticals, Inc. to Kim D. Lamon, M.D., Ph.D. and the Ribapharm Inc. Board of Directors, dated June 1, 2003

(e)(2)	Letter from Ribapharm Inc. to ICN Pharmaceuticals, Inc., dated June 6, 2003

(e)(3)	Letter from ICN Pharmaceuticals, Inc. to Ribapharm Inc., dated June 7, 2003

(e)(4)	Letter from Ribapharm Inc. to ICN Pharmaceuticals, Inc., dated June 9, 2003

(e)(5)	Letter from ICN Pharmaceuticals, Inc. to Ribapharm Inc., dated June 9, 2003

(e)(6)	Letter from Ribapharm Inc. to ICN Pharmaceuticals, Inc., dated June 13, 2003

(e)(7)	Certificate of Designation of Series A Junior Participating Preferred Stock of Ribapharm Inc.

(e)(8)	Amended and Restated Certificate of Incorporation of Ribapharm Inc. (Exhibit 3.1 to Form S-1 Registration Statement, Commission File No. 333-39350)*

(e)(9)	Amended and Restated Bylaws of Ribapharm Inc. (Exhibit 3.2 to Form 10-K for fiscal year ended December 31, 2002)*

(e)(10)	Employment Agreement between Ribapharm Inc. and Kim D. Lamon, M.D., Ph.D., dated as of February 21, 2003 (Exhibit 10.29 to Form 10-Q for the fiscal quarter ended March 31, 2002)*

(e)(11)	Employment Agreement between Ribapharm Inc. and Mel D. Deutsch, Esq., dated as of February 21, 2003 (Exhibit 10.31 to Form 10-Q for the fiscal quarter ended March 31, 2002)*

(e)(12)	Employment Agreement between Ribapharm Inc. and William M. Comer, Jr., dated as of February 21, 2003 (Exhibit 10.30 to Form 10-Q for the fiscal quarter ended March 31, 2002)*

(e)(13)	Form of Indemnification Agreement between Ribapharm Inc. and its directors and executive officers (Exhibit 10.8 to Form S-1 Registration Statement, Commission File No. 333-39350)*

(e)(14)	Ribapharm Inc. 2002 Amended and Restated Non-Employee Director Retainer Fee Plan (Exhibit 4.4 to Ribapharm Inc.’s Registration Statement No. 333-9116 on Form S-8)*

(e)(15)	Ribapharm Inc. 2002 Stock Option and Award Plan (Exhibit 10.1 to Registration Statement on Form S-1 Registration Statement, Commission File No. 333-39350)*

(e)(16)	Amendment No. 1 to 2002 Stock Option and Award Plan (Exhibit 4.5 to Ribapharm Inc.’s Registration Statement No. 333-9116 on Form S-8)*

(e)(17)	Amendment No. 2 to 2002 Stock Option and Award Plan (Exhibit 10.30 to Form 10-Q for the fiscal quarter ended March 31, 2002)*

(e)(18)	Affiliation and Distribution Agreement between ICN Pharmaceuticals, Inc. and Ribapharm Inc., dated as of April 8, 2002 (Exhibit 10.1 to Form 10-K for fiscal year ended December 31, 2002)*

(e)(19)	First Amendment to Affiliation and Distribution Agreement dated as of April 8, 2002, by and between ICN Pharmaceuticals, Inc. and Ribapharm Inc. (Exhibit 10.28 to Form 10-K for fiscal year ended December 31, 2002)*

(e)(20)	Management Services Agreement between ICN Pharmaceuticals, Inc. and Ribapharm Inc., dated as of April 8, 2002 (Exhibit 10.2 to Form 10-K for fiscal year ended December 31, 2002)*

(e)(21)	Confidentiality Agreement between ICN Pharmaceuticals, Inc. and Ribapharm Inc., dated as of April 8, 2002 (Exhibit 10.3 to Form 10-K for fiscal year ended December 31, 2002)*

Exhibit Number	Document

(e)(22)	Registration Rights Agreement, dated as of April 8, 2002 (Exhibit 4.3 to Form 10-K for fiscal year ended December 31, 2002)*

(e)(23)	Tax Sharing Agreement between ICN Pharmaceuticals, Inc. and Ribapharm Inc., dated as of April 8, 2002 (Exhibit 10.4 to Form 10-K for fiscal year ended December 31, 2002)*

(e)(24)	Lease between ICN Pharmaceuticals, Inc. and Ribapharm Inc., dated as of April 8, 2002 (Exhibit 10.6 to Form 10-K for fiscal year ended December 31, 2002)*

(e)(25)	Indenture, dated as of July 18, 2001, by and among ICN Pharmaceuticals, Inc., Ribapharm Inc. and The Bank of New York, as trustee, relating to the 6 1/2% Convertible Subordinate Notes due 2008 (previously filed as Exhibit 4.1 to ICN Pharmaceuticals, Inc.’s Registration Statement No. 333-67376 on Form S-3 and incorporated herein by reference)*

(e)(26)	Registration Rights Agreement, dated as of July 18, 2001, by and among ICN Pharmaceuticals, Inc., Ribapharm Inc. and UBS Warburg LLC (previously filed as Exhibit 4.2 to ICN Pharmaceuticals, Inc.’s Registration Statement No. 333-67376 on Form S-3 and incorporated herein by reference)*

(e)(27)	Interdebtor Agreement between ICN Pharmaceuticals, Inc. and Ribapharm Inc. with respect to the 6 1/2% Convertible Subordinated Notes, due 2008 (Exhibit 10.7 to Form 10-K for fiscal year ended December 31, 2002)*

(e)(28)	Exclusive License and Supply Agreement between ICN Pharmaceuticals, Inc. and Schering-Plough Ltd. dated as of July 28, 1995. Portions of this exhibit have been omitted pursuant to an application for confidential treatment pursuant to Rule 406 under the Securities Act of 1933, as amended (Exhibit 10.10 to Form S-1 Registration Statement, Commission File No. 333-39350)*

(e)(29)	Amendment to Exclusive License and Supply Agreement between ICN Pharmaceuticals, Inc. and Schering-Plough Ltd. dated as of January 20, 1998. Portions of this exhibit have been omitted pursuant to an application for confidential treatment pursuant to Rule 406 under the Securities Act of 1933, as amended (Exhibit 10.11 to Form S-1 Registration Statement, Commission File No. 333-39350)*

(e)(30)	Amendment to Exclusive License and Supply Agreement between ICN Pharmaceuticals, Inc. and Schering-Plough Ltd., dated as of July 16, 1998. Portions of this exhibit have been omitted pursuant to an application for confidential treatment pursuant to Rule 406 under the Securities Act of 1933, as amended (Exhibit 10.12 to Form S-1 Registration Statement, Commission File No. 333-39350)*

(e)(31)	Agreement among Schering Corporation, Schering-Plough Ltd., ICN Pharmaceuticals, Inc. and Ribapharm Inc., dated as of November 14, 2000. Portions of this exhibit have been omitted pursuant to an application for confidential treatment pursuant to Rule 406 under the Securities Act of 1933, as amended (Exhibit 10.13 to Form S-1 Registration Statement, Commission File No. 333-39350)*

(e)(32)	License Agreement among Ribapharm Inc., ICN Pharmaceuticals, Inc., Hoffman-La Roche, Inc., and F. Hoffman-La Roche Ltd., dated as of June 29, 2001. Portions of this exhibit have been omitted pursuant to an application for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended (Exhibit 10.16 to Form 10-K for fiscal year ended December 31, 2002)*

(e)(33)	Development and License Agreement between Metabasis Therapeutics, Inc. and ICN Pharmaceuticals, Inc., dated as of June 29, 2001. Portions of this exhibit have been omitted pursuant to an application for confidential treatment pursuant to Rule 406 under the Securities Act of 1933, as amended. (Exhibit 10.18 to Form S-1 Registration Statement, Commission File No. 333-39350)*

(e)(34)	Settlement Agreement and Mutual Release dated as of January 22, 2003 by and among ICN Pharmaceuticals, Inc., Ribapharm Inc., Johnson Y.N. Lau, Hans Thierstein, Kim Campbell, Arnold H. Knoll, Johnson Vierling, Roberts A. Smith, Thomas Stankovich, Roger D. Loomis, Jr., and Robert W. O’Leary (Exhibit 10.27 to Form 10-K for fiscal year ended December 31, 2002)*

Exhibit Number	Document

(e)(35)	Rights Agreement, dated as of June 20, 2003, by and between Ribapharm Inc. and Continental Stock Transfer and Trust Company as Rights Agent (Exhibit 4.2 to Current Report on Form 8-K filed on June 23, 2003)*

(e)(36)	Complaint of Nora Mazzini against Ribapharm Inc., et al. filed in the Delaware Court of Chancery on June 2, 2003 (Exhibit (a)(5)(i) to Schedule TO)**

(e)(37)	Complaint of Maxine Phillips against Ribapharm Inc., et al. filed in the Delaware Court of Chancery on June 2, 2003 (Exhibit (a)(5)(ii) to Schedule TO)**

(e)(38)	Complaint of Robert Garfield, individually and on behalf of all others similarly situated, against Daniel J. Paracka, et al. filed in the Delaware Court of Chancery on June 2, 2003 (Exhibit (a)(5)(iii) to Schedule TO)**

(e)(39)	Complaint of Andrew Samet against Gregory F. Boron, et al. filed in the Delaware Court of Chancery on June 2, 2003 (Exhibit (a)(5)(iv) to Schedule TO)**

(e)(40)	Complaint of Len Brody, on behalf of himself and all others similarly situated, against Roberts A. Smith, et al. filed in the Superior Court of California, Orange County, on June 3, 2003 (Exhibit (a)(5)(v) to Schedule TO)**

(e)(41)	Complaint of Kathleen Ann Pasek against Roberts A. Smith, et al. filed in the Delaware Court of Chancery on June 3, 2003 (Exhibit (a)(5)(vi) to Schedule TO)**

(e)(42)	Complaint of Richard Jacob against Ribapharm Inc., et al. filed in the Delaware Court of Chancery on June 4, 2003 (Exhibit (a)(5)(vii) to Schedule TO)**

(e)(43)	Order of Consolidation filed in the Delaware Court of Chancery on June 9, 2003 with respect to the actions of Nora Mazzini, Maxine Phillips, Robert Garfield, Andrew Samet, Len Brody, Kathleen Ann Pasek, and Richard Jacob (Exhibit (a)(5)(viii) to Schedule TO)**

(e)(44)	Verified Complaint of Steven Silverberg, individually and on behalf of all others similarly situated against ICN Pharmaceuticals, Inc., et al. filed in the Delaware Court of Chancery on June 11, 2003 (Exhibit (a)(5)(ix) to Schedule TO (Amendment No. 1))**

*	These items are hereby incorporated by reference from the exhibits of the filing or report indicated and are hereby made a part of this Statement.

**	These items are incorporated by reference from the exhibits of Tender Offer Statement on Schedule TO-T (“Schedule TO”) filed by ICN Pharmaceuticals, Inc., and are hereby made a part of this Statement.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RIBAPHARM INC.

By:	/S/ DANIEL J. PARACKA
	Name:	Daniel J. Paracka
	Title:	Chairman of the Board of Directors

Dated:  June 23, 2003

ANNEX A

Ribapharm Inc. Security Holdings	No. Shares of Common Stock	No. Shares Underlying Options to Purchase Common Stock
Executive Officers
Kim D. Lamon, M.D., Ph.D. President and Chief Executive Officer	—	1,000,000
William J. Comer, Jr. Vice President and Chief Financial Officer	—	200,000
Mel D. Deutsch, Esq. Vice President and General Counsel	—	200,000

Board of Directors
Daniel J. Paracka, Chairman of the Board	1,700	30,000
Gregory F. Boron	1,800	30,000
Santo J. Costa, Esq.	—	30,000
Andre Dimitriadis	10,000	30,000
James J. Pieczynski	10,000	30,000
Roberts A. Smith, Ph.D.	703	25,000

A-1

ANNEX B

1999 Avenue of the Stars
Suite 2400 Los Angeles CA 90067 tel 310 788 2000

[MORGAN STANLEY LOGO]

June 20, 2003

Board of Directors

Ribapharm Inc.

3300 Highland

Irvine, CA 92626

Members of the Board:

We understand that on June 10, 2003, ICN Pharmaceuticals, Inc. (“Bidder”), commenced an offer to purchase, through Rx Acquisition Corp, a wholly owned subsidiary of Bidder (“Rx Corp”), all the outstanding shares of common stock (the “Shares”), par value $.01 per share, of Ribapharm Inc. (the “Company” ), not owned by Bidder or its subsidiaries, at a purchase price of $5.60 per Share, net to the seller in cash, upon the terms and conditions set forth in the Offer to Purchase dated June 10, 2003 (the “Offer to Purchase”) and the related Letter of Transmittal (which together constitute the “Bidder Offer”). The Bidder Offer is subject to, among other things, there being validly tendered and not withdrawn a number of Shares which will constitute at least a majority of the outstanding shares as of the date the Shares are accepted for payment pursuant to the Bidder Offer, excluding, in each case, the shares beneficially owned by Bidder and certain affiliates of Bidder. The terms and conditions of the Bidder Offer are more fully set forth in the Schedule TO (the “Schedule TO”) filed by Bidder with Securities and Exchange Commission on June 10, 2003. We understand that as of June 10, 2003, Bidder owns approximately 80.1% of the outstanding Shares.

You have asked for our opinion as to whether the consideration to be received by the holders of the Shares pursuant to the Bidder Offer is adequate from a financial point of view to the holders of such Shares (other than the Bidder and its affiliates).

For purposes of the opinion set forth herein, we have:

(i)  reviewed certain publicly available financial statements and other information of the Company and Bidder;

(ii)  reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

(iii)  reviewed certain financial projections of the management of the Company, and discussed such projections with senior executives of and certain consultants to the Company, and the Board of Directors of the Company;

(iv)  discussed the past and current operations and financial condition and the prospects of the Company including, among other issues, certain regulatory and litigation issues, with senior executives of the Company, and the Board of Directors of the Company;

(v)  reviewed the pro forma impact of the Bidder Offer on the Bidder’s earnings per share;

(vi)  reviewed the reported prices and trading activity for the Shares, and the reported prices and trading activity for the common stock, par value $.01 per share, of Bidder (the “Bidder Shares”);

(vii)  compared the financial performance of the Company and Bidder and the Shares and the Bidder Shares with that of certain other comparable publicly-traded companies and their securities;

(viii)  reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

(ix)  performed a discounted cash flow analysis on the Company based on financial projections of the Company;

(x)  reviewed the Offer to Purchase, the Schedule TO, and the draft Solicitation/Recommendation Statement on Schedule 14D-9 and certain related documents; and

(xi)  performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon without independent verification the accuracy and completeness of the information supplied or otherwise made available to us by or on behalf of the Company for the purposes of this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. We have also relied upon, without independent verification, the assessment of the management of the Company of the Company’s technologies, products and intellectual property and the validity of, and risks associated with, the Company’s existing and future technologies, products and intellectual property, including the timing and scope of any associated risks or benefits. We have not made any independent valuation or appraisal of the assets, liabilities, technologies or intellectual property of the Company, nor have we been furnished with any such appraisals. In addition, we are not regulatory or legal experts and have instead relied on the assessment of regulatory and legal advisors to the Company in connection with such issues. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof.

Furthermore, our opinion does not address the relative merits of the Bidder Offer as compared to any alternative business transactions, or other alternatives, whether or not such alternatives could be achieved. Further, in arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any other party with respect to any alternative business transactions or other alternatives involving the Company.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Bidder Offer and will receive a fee for our services. In the ordinary course of our trading, brokerage, investment banking, asset management, financing and principal investing activities, Morgan Stanley & Co. Incorporated (“Morgan Stanley”) and its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers, in debt or equity securities or senior loans of the Company or Bidder or their respective affiliates. In addition, Morgan Stanley and its affiliates may in the future seek to provide financial advisory or financing services to the Company or Bidder.

It is understood that this letter is for the information of the Board of Directors of the Company and does not constitute a recommendation to any holder of the Shares as to whether or not such holder should tender its Shares pursuant to the Bidder Offer, or with respect to how such holder should vote or act on any matter relating to the Bidder Offer. This letter may not be used for any other purpose without our prior written consent; provided, however, that we hereby consent to the inclusion of this opinion in its entirety as an Annex to the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by the Company with the Securities and Exchange Commission with respect to the Bidder Offer.

Based upon and subject to the foregoing, we are of the opinion on the date hereof that the consideration to be received by holders of the Shares pursuant to the Bidder Offer is inadequate from a financial point of view to such holders (other than the Bidder and its affiliates).

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED

By:	/S/ IAN C.T. PEREIRA Ian C.T. Pereira Managing Director

EXHIBIT INDEX

Exhibit Number	Document

(a)(1)	Letter from Daniel J. Paracka, Chairman of the Ribapharm Inc. Board of Directors, to the Company’s Stockholders, dated June 23, 2003

(a)(2)	Press Release, dated June 23, 2003

(e)(1)	Letter from ICN Pharmaceuticals, Inc. to Kim D. Lamon, M.D., Ph.D. and the Ribapharm Inc. Board of Directors, dated June 1, 2003

(e)(2)	Letter from Ribapharm Inc. to ICN Pharmaceuticals, Inc., dated June 6, 2003

(e)(3)	Letter from ICN Pharmaceuticals, Inc. to Ribapharm Inc., dated June 7, 2003

(e)(4)	Letter from Ribapharm Inc. to ICN Pharmaceuticals, Inc., dated June 9, 2003

(e)(5)	Letter from ICN Pharmaceuticals, Inc. to Ribapharm Inc., dated June 9, 2003

(e)(6)	Letter from Ribapharm Inc. to ICN Pharmaceuticals, Inc., dated June 13, 2003

(e)(7)	Certificate of Designation of Series A Junior Participating Preferred Stock of Ribapharm Inc.

(e)(8)	Amended and Restated Certificate of Incorporation of Ribapharm Inc. (Exhibit 3.1 to Form S-1 Registration Statement, Commission File No. 333-39350)*

(e)(9)	Amended and Restated Bylaws of Ribapharm Inc. (Exhibit 3.2 to Form 10-K for fiscal year ended December 31, 2002)*

(e)(10)	Employment Agreement between Ribapharm Inc. and Kim D. Lamon, M.D., Ph.D., dated as of February 21, 2003 (Exhibit 10.29 to Form 10-Q for the fiscal quarter ended March 31, 2002)*

(e)(11)	Employment Agreement between Ribapharm Inc. and Mel D. Deutsch, Esq., dated as of February 21, 2003 (Exhibit 10.31 to Form 10-Q for the fiscal quarter ended March 31, 2002)*

(e)(12)	Employment Agreement between Ribapharm Inc. and William M. Comer, Jr., dated as of February 21, 2003 (Exhibit 10.30 to Form 10-Q for the fiscal quarter ended March 31, 2002)*

(e)(13)	Form of Indemnification Agreement between Ribapharm Inc. and its directors and executive officers (Exhibit 10.8 to Form S-1 Registration Statement, Commission File No. 333-39350)*

(e)(14)	Ribapharm Inc. 2002 Amended and Restated Non-Employee Director Retainer Fee Plan (Exhibit 4.4 to Ribapharm Inc.’s Registration Statement No. 333-9116 on Form S-8)*

(e)(15)	Ribapharm Inc. 2002 Stock Option and Award Plan (Exhibit 10.1 to Registration Statement on Form S-1 Registration Statement, Commission File No. 333-39350)*

(e)(16)	Amendment No. 1 to 2002 Stock Option and Award Plan (Exhibit 4.5 to Ribapharm Inc.’s Registration Statement No. 333-9116 on Form S-8)*

(e)(17)	Amendment No. 2 to 2002 Stock Option and Award Plan (Exhibit 10.30 to Form 10-Q for the fiscal quarter ended March 31, 2002)*

(e)(18)	Affiliation and Distribution Agreement between ICN Pharmaceuticals, Inc. and Ribapharm Inc., dated as of April 8, 2002 (Exhibit 10.1 to Form 10-K for fiscal year ended December 31, 2002)*

(e)(19)	First Amendment to Affiliation and Distribution Agreement dated as of April 8, 2002, by and between ICN Pharmaceuticals, Inc. and Ribapharm Inc. (Exhibit 10.28 to Form 10-K for fiscal year ended December 31, 2002)*

(e)(20)	Management Services Agreement between ICN Pharmaceuticals, Inc. and Ribapharm Inc., dated as of April 8, 2002 (Exhibit 10.2 to Form 10-K for fiscal year ended December 31, 2002)*

(e)(21)	Confidentiality Agreement between ICN Pharmaceuticals, Inc. and Ribapharm Inc., dated as of April 8, 2002 (Exhibit 10.3 to Form 10-K for fiscal year ended December 31, 2002)*

Exhibit Number	Document

(e)(22)	Registration Rights Agreement, dated as of April 8, 2002 (Exhibit 4.3 to Form 10-K for fiscal year ended December 31, 2002)*

(e)(23)	Tax Sharing Agreement between ICN Pharmaceuticals, Inc. and Ribapharm Inc., dated as of April 8, 2002 (Exhibit 10.4 to Form 10-K for fiscal year ended December 31, 2002)*

(e)(24)	Lease between ICN Pharmaceuticals, Inc. and Ribapharm Inc., dated as of April 8, 2002 (Exhibit 10.6 to Form 10-K for fiscal year ended December 31, 2002)*

(e)(25)	Indenture, dated as of July 18, 2001, by and among ICN Pharmaceuticals, Inc., Ribapharm Inc. and The Bank of New York, as trustee, relating to the 6 1/2% Convertible Subordinate Notes due 2008 (previously filed as Exhibit 4.1 to ICN Pharmaceuticals, Inc.’s Registration Statement No. 333-67376 on Form S-3 and incorporated herein by reference)*

(e)(26)	Registration Rights Agreement, dated as of July 18, 2001, by and among ICN Pharmaceuticals, Inc., Ribapharm Inc. and UBS Warburg LLC (previously filed as Exhibit 4.2 to ICN Pharmaceuticals, Inc.’s Registration Statement No. 333-67376 on Form S-3 and incorporated herein by reference)*

(e)(27)	Interdebtor Agreement between ICN Pharmaceuticals, Inc. and Ribapharm Inc. with respect to the 6 1/2% Convertible Subordinated Notes, due 2008 (Exhibit 10.7 to Form 10-K for fiscal year ended December 31, 2002)*

(e)(28)	Exclusive License and Supply Agreement between ICN Pharmaceuticals, Inc. and Schering-Plough Ltd. dated as of July 28, 1995. Portions of this exhibit have been omitted pursuant to an application for confidential treatment pursuant to Rule 406 under the Securities Act of 1933, as amended (Exhibit 10.10 to Form S-1 Registration Statement, Commission File No. 333-39350)*

(e)(29)	Amendment to Exclusive License and Supply Agreement between ICN Pharmaceuticals, Inc. and Schering-Plough Ltd. dated as of January 20, 1998. Portions of this exhibit have been omitted pursuant to an application for confidential treatment pursuant to Rule 406 under the Securities Act of 1933, as amended (Exhibit 10.11 to Form S-1 Registration Statement, Commission File No. 333-39350)*

(e)(30)	Amendment to Exclusive License and Supply Agreement between ICN Pharmaceuticals, Inc. and Schering-Plough Ltd., dated as of July 16, 1998. Portions of this exhibit have been omitted pursuant to an application for confidential treatment pursuant to Rule 406 under the Securities Act of 1933, as amended (Exhibit 10.12 to Form S-1 Registration Statement, Commission File No. 333-39350)*

(e)(31)	Agreement among Schering Corporation, Schering-Plough Ltd., ICN Pharmaceuticals, Inc. and Ribapharm Inc., dated as of November 14, 2000. Portions of this exhibit have been omitted pursuant to an application for confidential treatment pursuant to Rule 406 under the Securities Act of 1933, as amended (Exhibit 10.13 to Form S-1 Registration Statement, Commission File No. 333-39350)*

(e)(32)	License Agreement among Ribapharm Inc., ICN Pharmaceuticals, Inc., Hoffman-La Roche, Inc., and F. Hoffman-La Roche Ltd., dated as of June 29, 2001. Portions of this exhibit have been omitted pursuant to an application for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended (Exhibit 10.16 to Form 10-K for fiscal year ended December 31, 2002)*

(e)(33)	Development and License Agreement between Metabasis Therapeutics, Inc. and ICN Pharmaceuticals, Inc., dated as of June 29, 2001. Portions of this exhibit have been omitted pursuant to an application for confidential treatment pursuant to Rule 406 under the Securities Act of 1933, as amended. (Exhibit 10.18 to Form S-1 Registration Statement, Commission File No. 333-39350)*

(e)(34)	Settlement Agreement and Mutual Release dated as of January 22, 2003 by and among ICN Pharmaceuticals, Inc., Ribapharm Inc., Johnson Y.N. Lau, Hans Thierstein, Kim Campbell, Arnold H. Knoll, Johnson Vierling, Roberts A. Smith, Thomas Stankovich, Roger D. Loomis, Jr., and Robert W. O’Leary (Exhibit 10.27 to Form 10-K for fiscal year ended December 31, 2002)*

Exhibit Number	Document

(e)(35)	Rights Agreement, dated as of June 20, 2003, by and between Ribapharm Inc. and Continental Stock Transfer and Trust Company as Rights Agent (Exhibit 4.2 to Current Report on Form 8-K filed on June 23, 2003)*

(e)(36)	Complaint of Nora Mazzini against Ribapharm Inc., et al. filed in the Delaware Court of Chancery on June 2, 2003 (Exhibit (a)(5)(i) to Schedule TO)**

(e)(37)	Complaint of Maxine Phillips against Ribapharm Inc., et al. filed in the Delaware Court of Chancery on June 2, 2003 (Exhibit (a)(5)(ii) to Schedule TO)**

(e)(38)	Complaint of Robert Garfield, individually and on behalf of all others similarly situated, against Daniel J. Paracka, et al. filed in the Delaware Court of Chancery on June 2, 2003 (Exhibit (a)(5)(iii) to Schedule TO)**

(e)(39)	Complaint of Andrew Samet against Gregory F. Boron, et al. filed in the Delaware Court of Chancery on June 2, 2003 (Exhibit (a)(5)(iv) to Schedule TO)**

(e)(40)	Complaint of Len Brody, on behalf of himself and all others similarly situated, against Roberts A. Smith, et al. filed in the Superior Court of California, Orange County, on June 3, 2003 (Exhibit (a)(5)(v) to Schedule TO)**

(e)(41)	Complaint of Kathleen Ann Pasek against Roberts A. Smith, et al. filed in the Delaware Court of Chancery on June 3, 2003 (Exhibit (a)(5)(vi) to Schedule TO)**

(e)(42)	Complaint of Richard Jacob against Ribapharm Inc., et al. filed in the Delaware Court of Chancery on June 4, 2003 (Exhibit (a)(5)(vii) to Schedule TO)**

(e)(43)	Order of Consolidation filed in the Delaware Court of Chancery on June 9, 2003 with respect to the actions of Nora Mazzini, Maxine Phillips, Robert Garfield, Andrew Samet, Len Brody, Kathleen Ann Pasek, and Richard Jacob (Exhibit (a)(5)(viii) to Schedule TO)**

(e)(44)	Verified Complaint of Steven Silverberg, individually and on behalf of all others similarly situated against ICN Pharmaceuticals, Inc., et al. filed in the Delaware Court of Chancery on June 11, 2003 (Exhibit (a)(5)(ix) to Schedule TO (Amendment No. 1))**

*	These items are hereby incorporated by reference from the exhibits of the filing or report indicated and are hereby made a part of this Statement.

**	These items are incorporated by reference from the exhibits of Tender Offer Statement on Schedule TO-T (“Schedule TO”) filed by ICN Pharmaceuticals, Inc., and are hereby made a part of this Statement.